Via Facsimile and U.S. Mail
Mail Stop 6010

July 9, 2008

James H. Bloem
Principal Financial Officer
Humana Inc.
500 West Main Street
Louisville, KY 40202

Re: Humana Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed February 25, 2008
      File Number: 001-05975

Dear Mr. Bloem,

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant